

December 3, 2010

By Facsimile and U.S. Mail

Kevin Blodgett
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, TX 77002

>   **Re: Dynegy Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 26, 2010**
>   **File No. 1-33443**

Dear Mr. Blodgett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Questions and Answers about this Consent Revocation Solicitation, page 4

If you have already delivered a consent, is it too late for you to change my mind, page 5

1. Please describe how to revoke the Consent Revocation Card. Refer to Item 2 of Schedule 14A.

What is the effect of delivering a BLUE Consent Revocation Card, page 5

2. We note that the Seneca Group has proposed nine matters on their consent card, however, your consent revocation card includes only Proposals 1, 2, 3, and 9. Please revise your consent revocation card to include each of the Seneca Group's proposals or revise your

proxy statement and consent revocation card to clearly state that shareholders will be disenfranchised with respect to the other matters being solicited by the Seneca Group.

Reject Proposal 1—Removal of Directors, page 8

3. Please describe and quantify the financial consequences to the issuer in connection with the removal of the two directors.

4. Please address how vacancies resulting from the removal of directors will be filled if the majority consent required is not obtained to fill one or both of these vacancies. For example, will the vacancies merely continue until the next election of directors or will you re-solicit consents?

Reject Proposal 9—Unwind the Reverse Stock Split, page 10

5. Please revise to describe how reversing the one-for-five reverse stock split could result in a risk of being delisted from the New York Stock Exchange.

6. Please revise to state whether there are sufficient authorized shares for a forward stock split.

Participants in the Solicitation and Solicitation of Consent Revocation, page 12

7. We note that consent revocation cards will be solicited by mail, facsimile, telephone, telegraph, the Internet, e-mail, newspapers and other publications, and in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

8. Please disclose the estimated costs of the solicitation by filling-in the blanks.

Compensation, page 13

9. We note that you refer to information in the definitive proxy statement filed on April 2, 2010. Please revise to include all of the information required by Items 7 and 8 of Schedule 14A. In this regard, we note that Rule 14a-5(c) permits information contained in another proxy statement to be omitted only if it is in connection with the same meeting or subject matter.

Kevin Blodgett
Dynegy Inc.
December 3, 2010
Page 3

Persons Who May Be Participants in the Solicitation of Proxies, page B-1

10. Please revise to include the participant information, including Item 5(b)(1)(vi) of Schedule 14A

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Peggy Kim
                                        Special Counsel
                                        Office of Mergers & Acquisitions

Cc: Joseph Frumkin, Esq.
       Krishna Veeraraghavan, Esq.
       Sullivan & Cromwell